NEWS RELEASE September 8, 2006 NR-06-26

High Plains Uranium, Inc. completes Private Placement of
Convertible Secured Debenture to Energy Metals Corporation

Vancouver, British Columbia and Cheyenne, Wyoming, September 8, 2006 - High Plains Uranium, Inc. (TSX:HPU) ("High Plains") and Energy Metals Corporation (TSX: EMC) ("Energy Metals") are pleased to announce the issue and sale today to Energy Metals of a CAD$8,000,000 convertible secured debenture of High Plains as contemplated by the parties’ letter of intent (the “LOI”) announced August 16, 2006. The LOI, in addition to the issue of the convertible secured debenture, contemplates the business combination of Energy Metals and High Plains and a joint venture option agreement between Energy Metals and High Plains in respect of High Plains' interests in the Gas Hills and North Platte Complex properties in Wyoming.

The convertible secured debenture is not transferable, has a 36 month term and pays interest semi-annually. Interest is set at 5.00% per annum for the first six months after the issue date and the WSJ Prime Rate +3% thereafter. Interest is payable in cash or common shares of High Plains, at its option (based on the 20-day volume weighted average trading price of High Plains' common shares) in respect of the first six months of the term and thereafter in cash. The debenture is convertible at the option of Energy Metals at any time six months after the issue date, and in certain other circumstances upon a change of control of High Plains, at a conversion price of CAD$0.93 per High Plains common share. High Plains does not have the right to repay the principal amount before the maturity of the Debentures. At any time 12 months after the issue date, Energy Metals has the right, on 60-days notice to High Plains, to call the principal amount outstanding on the debenture as well as any accrued and unpaid interest. The obligations of High Plains under the debenture are secured against the assets of High Plains and its U.S. operating subsidiary.

Energy Metals Corporation

Energy Metals Corporation is a TSX listed Canadian company focused on advancing its industry leading uranium property portfolio towards production in what is the world's largest uranium consumer market, the United States of America. Energy Metals Corporation has extensive advanced property holdings in Wyoming, Texas and New Mexico that are amenable to ISR (in-situ recovery). This form of uranium mining was pioneered in Texas and Wyoming and utilizes oxygenated groundwater to dissolve the uranium in place and pump it to the surface through water wells. Energy Metals is currently developing the La Palangana uranium deposit and upgrading the Hobson Uranium Processing Plant in Texas for an anticipated 2008 production date. Energy Metals is also actively advancing other significant uranium properties in the States of Colorado, Utah, Nevada, Oregon and Arizona.

High Plains Uranium, Inc.

High Plains Uranium, Inc. is a TSX listed Canadian company engaged in the acquisition and exploration of previously explored uranium properties, focusing on the States of Wyoming and Texas. Its goal is to become a uranium producer at the earliest possible opportunity utilizing in-situ leach mining technology. Since its establishment, High Plains has been assembling a seasoned management team to identify, acquire and cultivate strategic acquisitions.

Forward Looking Statements: This news release contains forward-looking statements; these statements relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management of Energy Metals and High Plains. A number of factors could cause actual events, performance or results to differ materially from the events, performance and results discussed in this news release. These forward-looking statements are made as of the date hereof and Energy Metals and High Plains do not assume any obligation to update or revise them to reflect new events or circumstances.

For further information contact:

Paul Matysek, CEO and President Energy Metals Corporation Tel: (604) 684 – 9007 Email: pm@energymetalscorp.com	Thomas Parker, CEO and President High Plains Uranium, Inc. Tel: (307) 433 – 8708 Email: tparker@hpur.com
Bill Sheriff, Director and Executive Vice President Energy Metals Corporation Tel: (972) 333 – 2214 Email: wms@energymetalscorp.com	Bobby Cooper, Chairman High Plains Uranium, Inc. Tel: (307) 433-8708